



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02013031

January 21, 2002

NO ACT
P.E 12-10-01

1-02360

Act _____ 1934

Section _____ 14A-8

Rule _____ 14A-8

Public
Availability _____ 1-21-2002

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
  and Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Re: International Business Machines Corporation
        Incoming letter dated December 10, 2001

Dear Mr. Moskowitz:

This is in response to your letter dated December 10, 2001 concerning the
shareholder proposal submitted to IBM by Dr. Walter Tsou. Our response is attached to
the enclosed photocopy of your correspondence. By doing this, we avoid having to recite
or summarize the facts set forth in the correspondence. Copies of all the correspondence
will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets
forth a brief discussion of the Division's informal procedures regarding shareholder
proposals.

PROCESSED

FEB 1 1 2002

THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Dr. Walter Tsou
        325 East Durham Street
        Philadelphia, PA 19119-1219





Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 10, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: 2002 Proxy Statement--Stockholder Proposal of Walter Tsou, MD

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Dr. Walter Tsou (the "Proponent"). The Proposal provides:

"Be it Resolved that the management of IBM share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less,

Join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits."

IBM believes that the Proposal can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 30, 2002 (the "2002 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I.   **THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.**

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2002 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of

the Company. The Proposal consists of two parts: The first part of the instant Proposal seeks for the Company to study and report to stockholders upon the estimated average annual cost for employee health benefits in the United States as well as the next five countries with the largest number of IBM employees. Thereafter, if such costs, determined in the first part of the Proposal, were found to be "substantially less", the second part of the Proposal would then go on and have IBM join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits. While we certainly appreciate the thoughtfulness and sincerity of the Proponent for his ideas and suggestions, the entire Proposal is nonetheless excludable from the Company's proxy materials under Rule 14a-8(i)(7).

A. REQUESTING A REPORT WHICH INVOLVES ORDINARY BUSINESS MATTERS IS FULLY EXCLUDABLE UNDER RULE 14a-8(i)(7)

At the outset, it should be pointed out that in Release 34-20091 (August 16, 1983), the Commission implemented a significant change in the staff's *interpretation* of the ordinary business exclusion. Prior to that time, the staff took the position that proposals requesting issuers to prepare "reports" on specific aspects of their business, or to form "special committees" to study a segment of their business, would *not* be excludable under the ordinary business exclusion. This interpretation was problematical, and the Commission recognized it. In Release 34-20091, the Commission found that its earlier interpretation raised form over substance and rendered the provisions of the ordinary business exclusion largely a nullity. As a result, the Commission changed its interpretative position, and following the implementation of Release 34-20091, the Commission now considers *whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business*; where it does, the proposal *will* be excludable as ordinary business under Rule 14a-8(i)(7). In the instant matter, and as will be shown below, the subject matter of the instant Proponent's first request -- studying and disclosing to stockholders the estimated average annual cost for employee health benefits in the United States as well as the next five countries with the largest number of IBM employees -- is a matter falling directly within the Company's ordinary business operations.

B. STUDYING AND REPORTING UPON THE COST OF HEALTH CARE BENEFITS FOR IBM EMPLOYEES IN THE UNITED STATES AND IN THE NEXT FIVE COUNTRIES WITH THE LARGEST NUMBER OF IBM EMPLOYEES IS A MATTER THAT FALLS WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Human Resources Group (HRG) is responsible for the design, implementation and oversight of all aspects of the Company's employee benefit plans and programs worldwide. As such, the HRG is continuously involved in the worldwide examination and benchmarking of its employee benefit plans, including the IBM health care benefits we provide to our employees, retirees and their families. Such examination and benchmarking activities necessarily include formulating an understanding, and effecting meaningful comparisons, of the average costs associated with such health care benefit programs, both to the Company as well as to our employees and retiree participants, as part of our ordinary business operations. Since general employee benefits (such as health care) is perhaps one of the most fundamental employee issues companies such as IBM and its HRG deal with on a day-to-day basis, the Commission has long recognized that stockholder proposals concerning the structuring, coverage, and analyses for such general employee/retiree health plans, including both insurance and other issues relating thereto, as well as other decision-making activities relating to plans covering the general

employee/retiree population, all relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of proposals regarding employee health, retiree medical and other benefits. See United Technologies Corporation (February 20, 2001)(proposal to change the date of retirement to the date of termination when calculating eligibility for cost of living adjustments properly excluded as ordinary business); International Business Machines Corporation (January 2, 2001)(proposal relating to IBM providing a Medicare supplemental insurance policy for retirees on Medicare properly excluded under ordinary business exclusion); International Business Machines Corporation (January 2, 2001) (proposal to granting a cost of living increase to pensions of IBM retirees properly excluded as ordinary business); International Business Machines Corporation (December 30, 1999) (adjust define benefit pensions to mitigate the impact of increases in the cost of living to retired employees); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMOs and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

The instant Proposal should be handled similarly under Rule 14a-8(i)(7). It focuses on the cost of the Company's domestic health care benefits, and seeks for the Company to find a way to reduce such costs. The first part of the Proposal would have the Company study the average health care cost/employee, both in the U.S., as well as in the five next largest countries by employee population. While we appreciate the concern of the Proponent for the Company's health care costs, the Proponent should understand that these issues are not a proper subject for stockholder review under Rule 14a-8(i)(7), inasmuch as undertaking an employee health benefit plan cost study falls squarely within the Company's ordinary business operations.

The Proponent should understand that for many years, IBM has provided health benefits to its employees and retirees, and such benefits have been reviewed on a regular basis by the Company, as well as modified from time to time over the years, in order to meet the changing needs of both the Company as well as its employees, ***all in the ordinary course of the Company's business.*** In past years, for example, medical coverage was provided without additional charge to the employee, or retiree. Recognizing the cost of such benefits, and the need for the employee to share responsibilities for such costs, the Company modified its medical plans a few years ago to require employees and retirees to contribute financially toward such benefits. As part of the Company's focus on costs, after years of providing indemnity plans to its employees and retirees, a number of years ago the Company also added to the choices a variety of Healthcare Maintenance Organizations (HMOs), Dentalcare Maintenance Organizations (DMOs), and other managed care alternatives, in order to permit our employees and retirees to select the health care options that best suited their respective needs and budgets. ***All of these health care alternatives are constantly under reexamination by the Company in the ordinary course of our business.***

In this connection, the Proponent should also understand that the HRG already examines on a regular basis all aspects of the Company's health care plans, including, without limitation, the general design, cost, structure and administration of such plans. The HRG also regularly benchmarks such plans against a variety of alternatives. Where necessary, the HRG engages IBM's own internal accounting / finance staff as well as external consultants conversant in what other companies are doing in order to aid IBM in our benchmarking activities. Cost considerations are very important, and IBM is keenly aware of the health care benefit costs for its plans, both in the United States and in other countries where IBM personnel are employed. Inasmuch as IBM employee health care benefits and their respective costs form an integral part of our general employees' overall compensation and benefits package, the Company respectfully submits that the first part of the instant Proposal -- seeking for the Company to study and report to its stockholders upon the estimated average annual cost for employee health benefits in the United States as well as the next five countries with the largest number of IBM employees -- implicates purely the ordinary business activities of IBM. Since the Company regularly undertakes reviews of its employee health care plans, including all costs relating thereto, as part of *its ordinary business operations*, this part of the Proposal should be excluded under Rule 14a-8(i)(7). See Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits).

C. HAVING THE COMPANY "JOIN WITH OTHER CORPORATIONS IN SUPPORT OF THE ESTABLISHMENT OF A PROPERLY FINANCED NATIONAL HEALTH INSURANCE SYSTEM AS AN ALTERNATIVE FOR FUNDING EMPLOYEE HEALTH BENEFITS" IS ANOTHER MATTER THAT FALLS SQUARELY WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS UNDER RULE 14a-8(i)(7).

The second part of the Proposal is also excludable under Rule 14a-8(i)(7) as part of the Company's ordinary business operations. Under this second part of the Proposal, if the "estimated average annual cost" for IBM employee health care, determined under the first part of the Proposal, were "found to be substantially less" in the five countries outside the United States than the estimated average annual cost for IBM employees in the United States, after reporting on these costs to stockholders, the Proponent would then have the Company "join with other corporations in support of a properly financed national health insurance system as an alternative for funding employee health benefits." The Proponent hopes this action would reduce the Company's health care benefit costs. In the Proponent's view, "[t]he anticipated reduction in health benefit costs, should other Fortune 500 corporations join in support of similar resolutions, could be redirected toward shareholder equity, corporate reinvestment, or retirement funding, an area of controversy for IBM."

While we again appreciate the Proponent's sincerity and interest in this subject matter, which is, no doubt, at least in part attributable to his own background and experience as a medical doctor, this portion of the Proposal is also excludable as a proxy matter under Rule 14a-8(i)(7), inasmuch as it is clearly directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations. In this connection, the

instant Proposal is very similar to a number of other stockholder proposals which were lodged with other companies in the early 1990s, when national health insurance was a more popular issue. In all of these earlier cases similarly advocating national health care coverage or similar insurance, the staff uniformly concurred with registrants that such proposals were excludable from their proxy materials under the ordinary business operations exclusion. For example, in <u>Chrysler Corporation</u> (February 10, 1992), a stockholder proposed that the registrant "**actively support and lobby for UNIVERSAL HEALTH coverage**". That proponent suggested that such health coverage should replace all existing health programs with a voucher system, and suggested an interesting and novel mechanism for implementing such a program. That proponent was also apparently knowledgeable on the subject matter. He too maintained that his approach would reduce company costs and benefit Chrysler by releasing "enormous monies for consumer and capital spending which will be available for designing and producing quality world class services and products." The staff properly excluded that proposal as "ordinary business" under former Rule 14a-8(c)(7) because it was "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations."

In addition, in <u>Brunswick Corporation</u> (February 10, 1992), another very similar stockholder proposal was filed seeking for the registrant to establish a committee of the board to prepare a report (i) comparing health standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing any aspects of governmental policy affecting those plans which should be included in the development of a national health insurance plan in the United States. That stockholder proposal was also properly excluded by the staff under former Rule 14a-8(c)(7), as it was found to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations.[1] The second portion of the instant Proposal seeks the same end. Joining with other companies to support the establishment of a national health insurance system is in fact substantively indistinguishable from this and other proposals which were all excluded under former Rule 14a-8(c)(7). The same result should apply here under Rule 14a-8(i)(7).

Moreover, there were numerous other national health care reform proposals lodged in the early 1990s by a variety of different stockholders with different corporations. The Commission uniformly and continuously **rejected** all attempts from such earlier stockholder proponents to characterize their proposals on national health care reform as anything other than ordinary business. A simple comparison of those earlier national health care reform proposals to the instant one should now lead the Commission to the conclusion that if all of those national health care reform proposals implicated nothing more than ordinary business, the instant Proposal should now be similarly excluded as ordinary business under Rule 14a-8(i)(7). See, e.g., <u>Pepsico, Inc.</u> (March 7, 1991), where the staff concluded that a shareholder proposal calling for the establishment of a "committee of the Board consisting of outside and independent directors for the purpose of evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" could be excluded from their proxy materials as ordinary business under former Rule 14a-8(c)(7) .

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[1] See also <u>Pacific Enterprises</u> (February 12, 1996)(proposal seeking for the company to dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was properly excluded by staff under former rule 14a-8(c)(7) "because it deals with a matter of the Company's ordinary business operations (i.e., directed at involving the Company in the political or legislative process that relates to aspects of the Company's operations.")). The same result should apply to the instant Proposal.

Notwithstanding the purported *"policy nature"* of the <u>Pepsico</u> proposal and the independent board committee report sought by the stockholder proponent, the Commission staff found **no** substantial social or other important policy issue in the proposal which would take it outside of the ordinary business exclusion, and determined that it could properly be omitted from the company's proxy materials.   The same result should apply here.

Utilizing this same reasoning, a variety of other registrants have also been able to omit very similar stockholder proposals relating to the impact of national health care reform legislation on their companies under the ordinary business exclusion. See <u>Albertson's Inc.</u> (two letters dated March 19, 1992)(separate decisions of the Commission declining to review the Division of Corporation Finance's letters dated February 10, 1992 excluding stockholder proposals from both NYCERS and UBC General Officers' Pension Fund relating to national health care reform on ordinary business grounds); <u>Dole Food Company</u> (February 10, 1992)(proposal seeking to establish committee of the Board "for the purpose of evaluating the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as ordinary business, as proposal was determined to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations. **By letter dated March 19, 1992, the Commission declined to review the staff's position in <u>Dole</u>**.); <u>GTE Corporation</u> (February 10, 1992)(proposal from Carpenters General Officers and Representatives Retirement and Pension Plan that directors establish a Health Care Review Committee of the Board "for the purpose of evaluating the impact of various health care reform proposals on the company" properly excluded by staff as ordinary business, as proposal was determined to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations); <u>Minnesota Mining and Manufacturing Co.</u> (February 10, 1992)(proposal by United Brotherhood of Carpenters General Officers and Representatives Retirement and Pension Fund that directors establish a Health Care Review Committee of the Board "for the purpose of evaluating the impact of various health care reform proposals on the company" properly excluded by staff as ordinary business, as proposal was found to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations); <u>Tribune Company</u> (March 6, 1991)(proposal seeking a report which included "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as part of the company's ordinary business operations); <u>Minnesota Mining and Manufacturing Company</u> (February 6, 1991)(proposal by United Brotherhood of Carpenters General Officers' Pension Fund to have the company's board prepare a special report including "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as part of company's ordinary business operations); <u>Knight-Ridder, Inc.</u> (January 23, 1991)(proposal requesting a report, including "an evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the corporation" properly excluded by staff as ordinary business); <u>Albertsons, Inc.</u> (January 22, 1991)(proposal from the United Brotherhood of Carpenters General Officers' Pension Fund seeking a special report of the

company's board including, inter alia, an "evaluation of the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" properly excluded by staff as ordinary business). Following review of a January 25, 1991 letter from the stockholder proponent in Albertsons, Mr. William E. Morley, then Chief Counsel-Associate Director (Legal) at the SEC wrote to the stockholder proponent and stated that he was "unable to conclude that there is any basis for reversing the Division's response of January 22.") The instant Proposal should be similarly excluded as falling within this Company's ordinary business operations.

It is notable that the New York City Employees' Retirement System (NYCERS), the stockholder proponent in both the 1992 Brunswick and Dole letters, challenged the SEC's determinations that its proposals could be excluded as ordinary business, moving in each instance for a preliminary injunction in separate actions in the U.S. District Court for the Southern District of New York. **District Judge Patterson *denied* NYCERS' motion in the Brunswick matter, upholding the Commission's determination that the proposal could be excluded as ordinary business . See New York City Employees' Retirement System v. Brunswick Corp., 15 E.B.C. 1266 (S.D.N.Y. 1992).**

While District Judge Conboy *granted* NYCERS' motion in Dole, 15 E.B.C. 1467 (S.D.N.Y. 1992)[2], such decision was dismissed by the U.S. Court of Appeals for the Second Circuit as moot. New York City Employees' Retirement System v. Dole Food Co., 969 F.2d 1430, 15 E.B.C. 2339 (2nd Cir. 1992). More importantly, the final decision of the Court of Appeals dismissing Dole's appeal for mootness **also** vacated the judgment of the district court *for the very purpose of removing its precedential value and of restoring the issue that the District Court purported to decide (whether the matter fell within the ordinary business exception) to the status of an open question.* See New York City Employees' Retirement System v. Dole Food Co., 969 F.2d at 1435, 15 E.B.C. at 2343-44. Inasmuch as the registrant in Dole had the same concern at the time of its own appeal, the final opinion by the Court of Appeals for the Second Circuit made clear to all interested readers that:

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[2]At least one proponent has attempted, unsuccessfully, to bootstrap upon the District Court's decision in Dole, by arguing that a stockholder proposal to study legislative and regulatory proposals on cash balance pension plan conversions fell outside a registrant's ordinary business operations. Such argument was correctly rejected by the staff. See International Business Machines Corporation (March 2, 2000) (proposal requesting that the board establish a committee of outside directors to prepare a report on the potential impact on IBM of pension-related proposals now being considered by national policy makers, including legislative proposals affecting cash balance pension conversions and related issues); EDS (March 24, 2000) (to same effect); The proponent in the IBM and EDS letters has, more recently, backed away from using the format of the Dole proposal as a springboard for its position on cash balance pension plans, but the proposal nonetheless continues to be excluded as an "ordinary business" matter. See Niagara Mohawk Holdings, Inc. (March 5, 2001)(evaluating the impact of legislative and regulatory actions on pension-related proposals is an ordinary business matter).

[A]ny objection by Dole that the district court's disposition of this case will be *res judicata* as to any future suit is incorrect. As noted earlier, the usual procedure when a civil case becomes moot on appeal is to vacate the judgment below and remand with directions to dismiss the case. [Citations omitted.] The reason for this is precisely to avoid giving preclusive effect to a judgment never reviewed by an appellate court. [Citations omitted.] *The legal question of whether Rule 14a-8 mandates inclusion of NYCERS' proposal in Dole's proxy statement therefore remains unresolved.*

For the foregoing reasons the appeal is dismissed as moot. The order of the district court is vacated and the case is remanded with directions to dismiss the action.

969 F.2d at 1435, 15 E.B.C. 2343-44 (emphasis added).

Moreover, to the extent that there was any substantive comment on the District Court's opinion at the U.S. Court of Appeals level in Dole, it can be found in the concurring opinion of Senior Judge Pollack, and consists of his clear criticism of the District Court's opinion, not approval. Senior Judge Pollack concurred specifically with vacating the district court's order and restoring the question to "unresolved." He explained:

I concur in the result reached by the Court. I dissented from the Court's order of May 28, 1992 which decreed merely that the appeal from the order of the District Court be dismissed as moot.

At that time, it appeared to me that the District Court erred in disregarding the long line of SEC no-action letters stating that health care reform proposals identical or similar to the proposal at issue here may be excluded under Rule 14a-8(c)(7). The SEC's interpretation of its own administrative regulations is entitled to great weight. [Citations omitted.] As I viewed it, NYCERS' proposal called for no corporate decision to take or not take any action, and, in fact, did not involve corporate policy at all, and therefore was an undisguised attempt to involve Dole in a national political debate. **The SEC's no-action letter and in general its position on shareholder proposals involving health care reform (consisting of no-action letters on 12 health care reform proposals submitted by shareholders to companies in the last two years) made this a classic case for deferral to the SEC.**

The Opinion on this appeal now concludes that "the order of the district court is vacated and the case is remanded with directions to dismiss the action," thus implementing the usual procedure when a civil case becomes moot on appeal. **The holding specifically states that the "legal question of whether Rule 14a-8 mandates inclusion of NYCERS' proposal in Dole's proxy statement remains unresolved."**

I therefore now withdraw my dissent for practical reasons and concur in the result reached by the Court.

15 E.B.C. at page 2344 (emphasis added).

The Commission has been consistent in continuing to exclude national health care proposals, following the appellate decision vacating the District Court ruling in <u>Dole.</u> In the more recent decisions of the Commission in <u>Brown Group, Inc.</u> (March 29, 1993 and May 6, 1993), the SEC concurred with the registrant's request to omit a proposal from the Amalgamated Clothing and Textile Workers Union ("ACTWU"), which proposal similarly requested that "the Board of Directors establish a Committee of the Board ("Committee") for the purpose of evaluating the impact of various health care reform proposals on the Company" and report on it to shareholders.

In an unsuccessful attempt to characterize their proposal as raising matters beyond "ordinary business," the ACTWU maintained that health care costs would likely be decisively affected by the course of the public policy debate and sought a policy-level analysis of the issue because of the "potential impact" on company expenses and because of the purported significant public policy issues concerning health care.

The staff, as well as the full Commission, rejected the ACTWU's request to characterize their proposal as raising any substantial policy issues. As a result, the SEC concurred with the registrant's request to exclude the proposal as part of the company's ordinary business operations. See <u>Brown Group, Inc.</u> (March 29, 1993 and May 6, 1993).[3] The issue in <u>Brown</u> was virtually identical to the <u>Dole</u> matter, as well as most of the other letters we have cited above on national health care reform legislation. We believe there are no reasons for the SEC to change its position on this matter. As such, we continue to believe the SEC should not treat the current Proposal any differently from the way it has uniformly handled each of the earlier stockholder proposals on national health care reform legislation. The Proposal should simply be excluded as raising issues which fall squarely within the Company's ordinary business operations.

As applied to IBM in the instant case, the essence of the second part of this stockholder Proposal -- having IBM work with other corporations to support the establishment of a properly financed national health insurance system to fund employee health benefits -- relates directly to the day-to-day activities of (i) the Company's HRG and their own activities, together with the activities of (ii) HRG's legal support team (known as the IBM Human Resources Law Group ("HRLG")), and finally, (iii) the IBM Corporate Governmental Programs Office. As noted earlier, ongoing assessments of various existing health care programs -- including various alternatives thereto including the establishment of a National Health Insurance Program now suggested by the instant Proponent -- are effected in the ordinary course of business by IBM's HRG. As part of these assessments, the HRG regularly calls upon the expertise of IBM's HRLG to ensure that in evaluating such health care alternatives and making various recommendations to

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[3]Following such determination of the Commission in <u>Brown Group, Inc.</u>, the ACTWU immediately petitioned the U.S. Court of Appeals for the Second Circuit to review the decision of the Commission not to bring an enforcement action against the Brown Group for omitting the stockholder proposal, and named the SEC as the respondent. See <u>Amalgamated Clothing & Textile Workers Union v. SEC</u>, 15 F.3d 254 (2d Cir. 1994). However, the Second Circuit dismissed ACTWU's petition based on its lack of jurisdiction over the matter.

IBM management, we remain in compliance with all laws, rules and regulations. In addition, IBM's HRG, with the able assistance of its HRLG, works carefully to ensure that IBM complies with the terms and conditions of all existing contracts, and scrutinizes any proposed contracts which may be needed to implement management recommendations. Part of IBM's HRLG's own day-to-day function is to analyze the legality of any actions proposed by the HRG, including changes to the Company's benefit plans, as well as suggestions to implement various alternatives thereto (including all design, coverage and administration issues). This would necessarily include any plans HRG might entertain to support a national health insurance initiative.

As a specialized group of competent in-house corporate headquarters attorneys, the HRLG regularly examines proposals to effect legislative changes at the federal, state and local levels, and, in connection therewith, engages in other types of collaborative efforts, either with other corporations or with industry groups, or both. Such efforts require our HRLG to maintain a keen understanding of the patchwork of laws, rules and regulations on the subject matter at issue (i.e., in this case employee health benefits), as well as an ability to comprehend and counsel others to adhere to the terms of existing health benefit contracts under which IBM is operating in providing such health benefits to our employees and retirees.   Understanding and complying with the terms of the Company's many health plan benefits are complex, as such plans are subject to a variety of federal, state and local governmental regulations.

To this end, IBM's HRLG members must study the laws, rules and regulations in order to maintain and build upon their specialized legal expertise in all matters relating to employee benefit plan design and administration. In taking particular care to help ensure that the Company remains in compliance with all applicable laws, which include, among others, tax, labor, and equal employment opportunity laws, members of the HRLG interface regularly with such federal agencies as the Internal Revenue Service (IRS), the Department of Labor (DOL), the Occupational Health and Safety Administration (OSHA), the Pension Benefit Guaranty Corporation (PBGC) and the Equal Employment Opportunity Commission (EEOC), as well as a host of other agencies at the state and local level responsible for health and human resources matters, all in the ordinary course of business. In addition, the HRLG members supplement their own legal expertise through judicious consultation with outside counsel, who also maintain specialized legal expertise on all aspects of employee health benefits and plan administration. The HRLG further builds upon their own expertise, in the ordinary course of business, through regular interaction with their peers in other companies, by regularly attending continuing legal education seminars in order to keep abreast of constant changes in applicable laws, as well as by participating in specialized industry groups knowledgeable on health care and related personnel matters. Some members of the HRLG have even gone on for advanced legal degrees, pursuing courses in areas germane to their day-to-day legal responsibilities. The Company, when provided with expert legal analyses, advice and counsel from its HRLG team, is able to make informed and intelligent business decisions on what the best course of action for the Company should be. These necessarily include decisionmaking on Company health care plans and the various alternatives thereto. All

of the above-referenced tasks are undertaken and handled by the Company on a day-to-day basis as part of our ordinary business operations.

To the extent the second part of the Proposal calls for working with other corporations in support of legislation to establish a national health insurance system, this is clearly another ordinary business matter for IBM. In connection with the specific matters raised by the Proposal, IBM's HRG and HRLG are already integrally involved in reviewing a variety of proposed legislation, as well as participating in the ongoing regulatory process, both in Washington, as well as at the state and local levels, in order to help ensure that IBM is both kept aware of such activities, and takes appropriate action with respect to pending legislation and regulations on health care with cost impact to IBM. Moreover, members of the HRG and HRLG are not merely reactive; they are proactive. IBM's HRG and HRLG also presently participate in various industry groups, where they already interface and team with their legal and business counterparts in other corporations on a variety of health care matters. Furthermore, the HRG and the HRLG already work together with our Corporate Governmental Programs Office, which Office is charged with the primary mission of analyzing and commenting on pending and potential regulatory and legislative initiatives of the very type sought in the instant Proposal.

Moreover, IBM's Corporate Governmental Programs Office is responsible for managing IBM's worldwide public policy issues and government relations. These responsibilities include formulating IBM's position on all public policy issues, representing IBM's views to government decision makers as part of the public policy debate, and coordinating all IBM representations, either directly or through industry associations, before governments on public policy issues. In this connection, our Corporate Governmental Programs Office is staffed with experienced and specialized professionals well-versed in the issues, who focus, report and comment on a variety of regulatory and legislative issues pending worldwide which have an impact on our Company. These issues include, among many others, health care, and its associated cost to IBM. Our Governmental Programs Office also maintains good public relations and effective relationships with elected officials and government departments that affect our business. In establishing a public position on the issues that affect our business, the Company considers whether that position conforms to IBM's policies and practices, as well as its potential impact. The Governmental Programs Office also has its own dedicated in-house legal counsel, as well as access to outside consultants, industry groups and others in order to help ensure that the Company remains abreast of all potential changes in applicable laws and regulations affecting the Company. For many years, the HRG and the HRLG have teamed with the Corporate Governmental Programs Office on pending issues affecting employee health benefits. All have been involved both in the review of both existing laws as well as interfacing with other corporations and industry groups on pending legislation and regulations, including legislation of the type suggested in the Proposal on national health insurance, all as part of IBM's ordinary business operations.

The principles that can be gleaned from existing staff letters, which letters have uniformly concurred in the exclusion of a variety of similar stockholder proposals as ordinary

business matters, are fully applicable to exclude the instant health care cost Proposal as a matter relating to IBM's own ordinary business operations.[4]

We believe that **both parts** of the instant Proposal clearly relate to general employment-related health care cost matters, which matters fall squarely within Rule 14a-8(i)(7). Determining the total amounts we spend on our employees' health care costs is an ordinary business matter. Equally a matter of ordinary business is the concept of working with other corporations in support of health care initiatives, such as the national health insurance system suggested by the instant Proponent. Since **both parts** of the Proposal implicate garden variety ordinary business matters -- matters which are already

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[4] Supporting or opposing legislation that affects a corporation's ordinary business operations is, in itself, ordinary business. Pacific Telesis Center (February 2, 1990)(proposal recommending "that the Board adopt a corporate policy committed to providing the timely development of quality *affordable child care assistance* to its employees through corporate action and State and Federal laws" was excluded as ordinary business because the subject matter contemplated by the Proposal -- employee benefits such as child care -- was related to the company's ordinary business operations); Southern California Edison Co. (January 20, 1984)(proposal mandating that neither corporate funds nor manpower shall be expended in support of, or opposition to, legislation at the local, state or national level which does not bear directly on the business interests of the Company was properly excluded by staff as ordinary business, "since it appears to deal with a specific referenda or lobbying activity that relates directly to the Company's ordinary business (i.e., the protection of the safety of its employees")). The same result should apply here. The second part of the Proposal is fully excludable as "ordinary business" under a similar reasoning utilized by the staff in a long line of letters excluding proposals dealing with "specific lobbying, advertising and other activities relating to the conduct of the Company's ordinary business operations." See General Electric Company (February 2, 1987)(proposal to prepare a cost-benefit analysis of the company's nuclear promotion from 1971 to the present, including costs related to lobbying activity and the promotion of nuclear power to the public); Consolidated Edison Company of New York Incorporated (April 30, 1984) (proposal relating to a request that the Company cease contributions to the U.S. Committee for Energy Awareness and a request that the Company publish a report discussing its contributions and lobbying efforts in support of nuclear and coal energy sources properly excluded under former Rule 14a-8(c)(7), "since it appears to deal with specific lobbying, advertising and other activities that relate to the operation of the Company's business."); Dr. Pepper Company (February 2, 1978)(proposal "not to spend any more money to defeat 'Bottle Bill' referenda or legislative attempts in various states" was properly excluded under former Rule 14a-8(c)(7) "since the proposal would appear to direct the management to take action with respect to a matter relating to the conduct of the ordinary business operations of the Company (i.e., the expenditure of Company funds to influence legislation affecting the packaging of their products")); General Motors Corporation (March 17, 1993)(proposal seeking to have company cease all lobbying and other efforts to oppose the "Bryan" bill or any similar legislation that would increase CAFE (Corporate Average Fuel Economy) standards was properly excluded by staff under former rule 14a-8(c)(7), with the staff noting that the proposal "appears to be directed toward the Company's lobbying activities concerning its products" and therefore "to deal with decisions made by the company with respect to its business operations"); see also Philip Morris Companies Inc. (February 22, 1990)(proposal seeking report on company's lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets properly excluded as ordinary business--lobbying activities concerning its products); Philip Morris Companies Inc. (January 3, 1996)(refraining from legislative efforts to preempt local ordinances concerning sale, distribution, use, display or promotion of cigarettes or other tobacco products excluded as ordinary business -- lobbying activities concerning the company's products). The very same result should apply here to the instant Proposal, and to any lobbying activities implicitly suggested by the Proposal in connection with establishing a national health insurance system. It should be excluded under Rule 14a-8(i)(7).

competently handled by our HRG, HRLG and Corporate Governmental Programs Office professionals -- the Proposal falls squarely within Rule 14a-8((i)(7). And, since the issues noted by the Proponent are already undertaken by the Company in the ordinary course of our business, the Proposal should be excluded under Rule 14a-8(i)(7).

In sum, the Company continues to believe it best to confine the resolution of ordinary business matters to our management and board of directors. Therefore, the instant Proposal, which relates to the Company's ordinary business operations, should be excluded under Rule 14a-8(i)(7). Further, since we do not believe the Proposal raises any significant policy issues sufficient to take it outside the realm of ordinary business, the Company respectfully requests for the Proposal to be excluded in its entirety under Rule 14a-8(i)(7). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the entire Proposal on the basis of Rule 14a-8(i)(7). [5]

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decision making relating to providing health care benefit cost studies to stockholders or supporting a national health insurance system directly into the hands of our shareholders. Since the Proposal would require management to share with its stockholders the estimated average cost of health benefits in the U.S. and abroad, and to join with other corporations to support a national health insurance system, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors and placing the decision-making power relating to the subject matter of the Proposal into the hands of IBM stockholders. Since this is an improper subject for action by stockholders under New York State law, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

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[5] When *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7). Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*). Thus, even assuming, *arguendo*, that part of the instant Proposal were to be seen by the staff as falling outside the ambit of the ordinary business exception, this should make absolutely no difference in the legal analysis of the entire Proposal's excludability under Rule 14a-8(i)(7). If any portion of the Proposal relates to an ordinary business matter, the *entire* Proposal must be excluded. Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2002 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2002 Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Attachment

cc: Walter Tsou, MD
      325 East Durham Street
      Philadelphia, PA 19119-1219

325 East Durham Street
Philadelphia, PA 19119-1219
October 29, 2001

Mr. Daniel E. O'Donnell
Office of the Vice President and Corporate Secretary
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

11-05-01 P03:10 IN

Dear Mr. O'Donnell:

As a shareholder of IBM, I am concerned with the increasing cost of health care benefits for our corporation and the frustrations many employees and physicians have had with managed care. Since managed care organizations are most responsive to corporations like IBM, I believe you have profound influence on putting forth a public discussion on the best use of corporate funds for health benefits.

This is even more striking, when you compare what IBM pays for health benefits for your employees in other countries compared to the United States.

With this I would like to propose a stockholder resolution for consideration:

> *Whereas the cost of health benefits in other countries is much less than the United States and recognizing that there is a major national debate on managed care, rising health care costs, and the growing number of uninsured,*

> *Be It Resolved that the management of IBM share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less,*

> *Join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits.*

The anticipated reduction in health benefit costs, should other Fortune 500 corporations join together in support of similar resolutions, could be redirected toward shareholder equity, corporate reinvestment, or retirement funding, an area of controversy for IBM.

Thank you for your consideration.

Yours truly,

Walter Tsou, MD
Account number 19504-56370

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
       Incoming letter dated December 10, 2001

       The proposal seeks to require IBM to provide its shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system.

       There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7). We note that the proposal requests a report on healthcare benefits, and that it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission of the proposal upon which IBM relies.

                                         Sincerely,

                                         Maryse Mills-Apenteng
                                         Attorney-Advisor